BB

6-3-4

SECURITI[illegible] N

02018294

RECEIVED MAR 0 1 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 352

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8-43018 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

**M.J. Whitman, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**767 Third Avenue**
(No. and Street)

| **New York** | **New York** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michael Carney** **(212) 888-5222**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Arthur Andersen LLP**
(Name - if individual, state last, first, middle name)

| **1345 Avenue of the Americas** | **New York** | **New York** | **10105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

MJ WHITMAN

## CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ❑ (c) Statement of Income.
- ❑ (d) Statement of Cash Flows.
- ❑ (e) Statement of Changes in Stockholder's Equity.
- ❑ (f) Statement of Changes in Subordinated Liabilities.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of M.J. Whitman, Inc.:

We have audited the accompanying statement of financial condition of M.J. Whitman, Inc. (a New York corporation) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.J. Whitman, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 19, 2002

M.J. WHITMAN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

| | | |
|---|---|---|
| **ASSETS:** | | |
| CASH AND CASH EQUIVALENTS | $ | 638,047 |
| RECEIVABLE FROM BROKER AND DEALER | | 1,229,732 |
| SECURITIES OWNED: | | |
| At market value- | | |
| Certificates of deposit | | 937 |
| Collateralized mortgage obligations | | 25,014 |
| Corporate debt | | 1,290 |
| Equities | | 10,126 |
| Options | | 625 |
| COMMISSIONS RECEIVABLE | | 200,502 |
| FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION OF $1,187,311 | | 119,996 |
| DEFERRED TAX ASSET | | 4,735 |
| OTHER ASSETS | | 352,903 |
| TOTAL ASSETS | $ | 2,583,907 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| SECURITIES SOLD, BUT NOT YET PURCHASED: | | |
| At market value- | | |
| Collateralized mortgage obligations | $ | 8,026 |
| Equities | | 377 |
| PAYABLE TO AFFILIATES | | 420,299 |
| ACCRUED EXPENSES | | 500,615 |
| TAXES PAYABLE | | 404,590 |
| TOTAL LIABILITIES | | 1,333,907 |
| **STOCKHOLDER'S EQUITY:** | | |
| COMMON STOCK (par value $.01 per share; 200 shares authorized; 10 shares issued and outstanding) | | - |
| ADDITIONAL PAID-IN CAPITAL | | 1,250,000 |
| RETAINED EARNINGS | | - |
| TOTAL STOCKHOLDER'S EQUITY | | 1,250,000 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 2,583,907 |

The accompanying notes are an integral part of this statement.

# M.J. WHITMAN, INC.
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

M.J. Whitman, Inc. (the "Company") is a wholly-owned subsidiary of M.J. Whitman Holding Corp. (the "Parent"). The Company, a registered broker-dealer with the National Association of Securities Dealers, Inc. (the "NASD"), was incorporated in the State of New York on November 29, 1994 and succeeded M.J. Whitman, L.P., a Delaware Limited Partnership effective January 1, 1995. The Company provides brokerage services to institutional and retail clients.

The Company has a clearing agreement with Bear, Stearns Securities Corp. ("Bear, Stearns"). All of the Company's customer accounts are introduced on a fully-disclosed basis to, and carried by, Bear, Stearns. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) of such rule.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2001. Actual results could differ from these estimates.

The Company considers all highly liquid investments that mature within three months or less to be cash equivalents.

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are stated at quoted market values.

In addition to commissions earned from customers' securities transactions, the Company also generates fees from the placement of custodial certificates of deposit (the "CD"). Such fees are recognized on trade date.

2. SIGNIFICANT ACCOUNTING POLICIES (Con't)

Depreciation is calculated using the straight-line and various accelerated methods over the estimated useful lives of the assets.

The Company records income taxes using the liability method in accordance with the provisions of Statement of Financial Accounting Standards No. 109. Accordingly, deferred taxes have been established to reflect temporary differences between the recognition of income and expenses for financial reporting and tax purposes.

3. REGULATORY REQUIREMENTS

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $766,560, which exceeded regulatory requirements by $516,560.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

4. COMMITMENTS AND CONTINGENCIES

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company. In addition, the Company has three claims pending in either court or before an NASD arbitration panel. The Company believes that these claims are without merit. In management's opinion, the ultimate outcome of such claims will not have a material impact on the Company's results of operations or financial position.

## 4. COMMITMENTS AND CONTINGENCIES (Con't)

The Company, together with its affiliates, is obligated under non-cancelable lease agreements through March 2003. Minimum rental commitments under these leases are as follows:

| Year Ending December 31 | Minimum Rental Commitments |
|---|---|
| 2002 | $ 720,295 |
| 2003 | $ 180,074 |

## 5. INCOME TAXES

The Company's Federal taxable income will be included in the consolidated Federal income tax return of the Parent. State and local income tax returns will be filed with various jurisdictions. Pursuant to a tax sharing agreement, income taxes for financial statement purposes are computed on a separate company basis.

As of December 31, 2001, the net deferred tax asset included the following:

| | Deferred tax asset (liability) |
|---|---|
| Deferred expense | $ 8,752 |
| Deferred income | (4,017) |
| Net deferred tax asset | $ 4,735 |

## 6. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counterparties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with Bear, Stearns, the Company is liable for amounts uncollected from customers introduced by the Company. The Company may also be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities increase.

## 7. RELATED PARTY TRANSACTIONS

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed. If such balances are not reimbursed, interest is charged to the appropriate entity at the stated month end broker call rate. The Company receives commissions from an affiliated mutual fund.

The Company earns an administration fee from an affiliated limited partnership ("Limited Partnership"). The administration fee is equal to an annual rate of 1% of the Limited Partnership's net assets (as defined in the Limited Partnership Agreement).

During 2001, the Company distributed $2,006,110 to the Parent. The distribution was recorded as a dividend of $376,629 and a return of capital of $1,629,481.

## 8. SUBSEQUENT EVENTS

As of January 1, 2002 the Parent sold its interest in the Company and the Company elected to be treated as a Subchapter S-Corporation for Federal and New York State tax purposes.

ANDERSEN

To the Board of Directors and Stockholder of M.J. Whitman, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of M.J. Whitman, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 19, 2002